Orrick, Herrington & Sutcliffe LLP

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Brett Cooper

E bcooper@orrick.com
D +1 415 773 5918
F +1 415 773 5759

December 23, 2024

Via Edgar

Heather Clark
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Sequans Communications S.A. Form 20-F for the Year Ended December 31, 2023 Filed May 15, 2024 File No. 001-35135

Dear Ms. Clark:

In response to our communications, we are confirming that Sequans Communications S.A. (the “Company”) has requested an extension until January 7, 2025 to respond to the comments set forth in the Staff’s letter dated December 17, 2024 in connection with the above filing.

If you have any questions regarding this extension request, please contact me at (415) 773-5918.

Very truly yours, /s/ Brett Cooper Brett Cooper